

July 30, 2025

Erez Zimerman
Chief Executive Officer
ZOOZ Power Ltd.
4B Hamelacha St.
Lod 7152008
Israel

>   **Re: ZOOZ Power Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed July 24, 2025**
>   **File No. 333-288916**

Dear Erez Zimerman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel I. Goldberg